

October 20, 2014

<u>Via e-mail</u>
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Ave., 12th Floor
New York, NY 10019

      RE: **Resource Capital Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 1-32733

Dear Mr. Bryant:

We have reviewed your response letter dated October 9, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42</u>

<u>Funds from Operations, page 77</u>

1.   We have reviewed your response to comment 1 from our letter dated September 25, 2014. In future filings, please expand your disclosure describing AFFO and how it is calculated to include all relevant adjustments, including tax planning, and the rationale for their inclusion.

2.   Please clarify to us the nature of the adjustments for taxes related to foreclosed properties, both at foreclosure and at the time of sale. In your response, tell us how these adjustments affected the carrying value of the properties, if at all, and their impact on the recorded gain or loss on sale.

3.   Your response to comment 1from our letter dated September 25, 2014 indicates that you consider the taxes related to an election during a limited period in 2012 for certain subsidiaries to be classified as taxable REIT subsidiaries to be non-recurring. Please confirm to us that you do not believe that similar charges are reasonably likely to occur within two years nor were there similar charges within the prior two years.

4.   Your response to comment 2 from our letter dated September 25, 2014 indicates that AFFO is a cash flow measure. Similarly, disclosure on page 77 states that AFFO is used to "measure a real estate company's cash flow generated by operations".   Please reconcile these statements with your characterization of AFFO as a performance measure.

Consolidated Statements of Income, page 91

5.   Your response to comment 3 from our letter dated September 25, 2014 references CON 6. However, we note that through September 30, 2012 you did not classify these items as revenue. Please tell us specifically how your business has changed since that time such that these items are now considered part of your ongoing major and central operations. In your response, please address 1) the value of the investments in question relative to the loans you hold for investment and 2) what consideration you gave to Rule 9-04.13 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant